Bryan Weissman · 3rd

CFO at Shark Wheel

Los Angeles County, California, United States · 192 connections ·

Contact info

Shark Wheel

Pepperdine Graziadi Business School

Experience

CFO

Shark Wheel · Full-time

Mar 2020 – Present · 8 mos

Lake Forest, California, United States

Owner/CFO

DriveWise Auto, Inc. · Full-time

Mar 2007 – Apr 2019 · 12 yrs 2 mos

Los Angeles County, California, United States

Sales Consultant

Autoland

Oct 2004 – Aug 2007 · 2 yrs 11 mos

Staff Accountant

Geller & Company

Sep 2001 – Sep 2002 · 1 yr 1 mo

Staff Accountant specializing in High Networth cli

Senior Accountant
Deloitte
Jan 1999 – Sep 2001 · 2 yrs 9 mos

Expatriate Tax Accountant

Education

Pepperdine Graziadio Business School
MBA, Entrepreneurship
2005 – 2007

Syracuse University - Martin J. Whitman S
1994 – 1998

Recommendations

Received (1) Given (0)



Joe Abello
Marketing Manager / Brand Manager / Digital Marketing Strategist / Project Manager
January 14, 2008, Joe was a client of Bryan's

Bryan was a classm
at Pepperdine Univ
my Scion tC. His st
professionalism are
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Interests

Syracuse University Alumni Netw...
42,232 members

Pepperdine Graziadio Business
38,610 followers

Shark Wheel
197 followers

Syracuse University - Martin J.
22,490 followers